Pricing Supplement Dated 9/30/2013	Rule 424 (b) (3)

(To Prospectus Dated June 28, 2013)	File No. 333-178919

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	1.35%

Effective Dates:	9/30/2013 through 10/6/2013